Beeotto, LLC

Financial Statements

December 31, 2021 and 2020 (Restated)

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

BEEOTTO, LLC

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Beeotto, LLC
North Haven, Connecticut

We have reviewed the accompanying financial statements of Beeotto, LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Beeotto, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Other Matter - Restatement

As discussed in Note 7, management has determined that it incorrectly accounted for a payment on its related party advance and certain operating expenses. As a result, the 2020 financial statements have been restated to properly account for these items as of and for the year ended December 31, 2020. Our conclusion is not modified with respect to this matter.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

April 5, 2022
Glen Allen, Virginia

BEEOTTO, LLC

Balance Sheets
December 31, 2021 and 2020

Assets	2021	(Restated) 2020
Current assets:		
Cash	$ 61,549	$ 85,763
Note receivable	1,400	-
Advance - related party	110,815	110,815
Deposit	1,275	1,275
Total current assets	$ 175,039	$ 197,853
Liabilities and Members' Equity		
Current liabilities:		
Accrued interest	$ 15,500	$ 6,500
Long-term liabilities:		
Convertible notes	150,000	150,000
Total liabilities	165,500	156,500
Members' equity	9,539	41,353
Total liabilities and members' equity	$ 175,039	$ 197,853

See report of independent accountants and accompanying notes to financial statements.

BEEOTTO, LLC

Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	(Restated) 2020
Revenue	$ -	$ -
Operating expenses	27,257	36,446
Operating loss	(27,257)	(36,446)
Other expense:		
Interest expense	(9,000)	(6,500)
Net loss	$ (36,257)	$ (42,946)

See report of independent accountants and accompanying notes to financial statements.

BEEOTTO, LLC

Statements of Members' Equity
Years Ended December 31, 2021 and 2020

	Class A Units	Accumulated Deficit	Total Members' Equity
Balance January 1, 2020	$ 15,348	$ (5,433)	$ 9,915
Issuance of membership units	100	-	100
Member contributions	74,284	-	74,284
Net loss	-	(42,946)	(42,946)
Balance December 31, 2020 (Restated	89,732	(48,379)	41,353
Member contributions	4,443	-	4,443
Net loss	-	(36,257)	(36,257)
Balance December 31, 2021	$ 94,175	$ (84,636)	$ 9,539

See report of independent accountants and accompanying notes to financial statements.

BEEOTTO, LLC

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	(Restated) 2020
Cash flows from operating activities:		
Net loss	$ (36,257)	$ (42,946)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Accrued interest	9,000	6,500
Net cash used in operating activities	(27,257)	(36,446)
Cash flows from investing activities:		
Issuance of note receivable	(1,400)	-
Funds advanced to related party	-	(135,815)
Payments received on advanced to related party	-	25,000
Net cash used in investing activities	(1,400)	(110,815)
Cash flows from financing activities:		
Proceeds from issuance of convertible debt	-	150,000
Proceeds from issuance of membership units	-	100
Member contributions	4,443	74,284
Net cash provided by financing activities	4,443	224,384
Net change in cash	(24,214)	77,123
Cash, beginning of year	85,763	8,640
Cash, end of year	$ 61,549	$ 85,763

See report of independent accountants and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Beeotto, LLC was incorporated on March 14, 2019 in the state of Delaware and operates out of North Haven, Connecticut. The Company operates as a subscription based, membership only, digital advertising and cross-marketing platform.

Management's Plans: The Company's strategic plan for 2022 and beyond is focused on generating revenue and reaching profitability. Since the Company's inception, it has been investing in product development and marketing before beginning a full operations. Revenue growth will reduce outside capital needs and the Company is focused on refining its marketing strategy to increase its effectiveness. The Company believes the combination of their growth strategy together with additional financing through external investor(s) will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods reported. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in several financial institutions with balances that periodically exceed federally insured limits.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2021 or 2020. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

Recent Accounting Pronouncements: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through April 5, 2022, the date the financial statements were available to be issued, and has determined that other than disclosed below, there are no subsequent events to be reported in the accompanying financial statements.

The Company's operating agreement was amended in 2022 with an effective date of December 31, 2020 authorizing the Company to issue 8,000,000 Class A units. See Note 5 for additional information on members' equity.

2. **Note Receivable:**

During 2021, the Company entered into a note receivable agreement for the principal balance of $1,400. The note bears interest at 8% per annum and is to be repaid on its maturity date of December 31, 2022. The full balance of the note was outstanding at December 31, 2021.

3. **Advance – Related Party:**

During 2020, the Company advanced funds to a member of the Company totaling $135,815. The advance does not bear interest and will be repaid upon the Company having sufficient cash flows to make the repayment. The outstanding balance was $110,815 at December 31, 2021 and 2020.

4. **Convertible Notes:**

The Company has various convertible notes outstanding at December 31, 2021 and 2020 with a total principal amount of $150,000. The notes bear interest at 6% per annum, with no stated maturity date, and will convert into Class B membership units upon the Company meeting certain fundraising milestones. The full principal amount of the convertible notes are outstanding at December 31, 2021 and 2020 along with accrued interest of $15,500 and $6,500, respectively.

5. Members' Equity:

Pursuant to the Company's amended operating agreement, the Company is authorized to issue up to 8,000,000 Class A units at $1 par value per unit. Class A units are the only units authorized to be issued. At December 31, 2021 and 2020, the Company had 100 Class A units issued and outstanding.

6. Operating Lease:

During 2020, the Company entered into a lease agreement for its office location with an initial expiration date in December 2021. The lease was subsequently renewed through December 2022. The lease agreement calls for monthly rent payments of $1,300 as well as various common area charges. Total rent expense was $15,600 for 2021 and $16,400 for 2020. Minimum future payments under non-cancellable operating leases at are expected to be $15,600 for 2022.

7. Restatement:

Subsequent to the issuance of the 2020 financial statements dated October 5, 2021, management determined it had not appropriately accounted for a payment on its related party advance and certain operating expenses. As a result, members' equity and net loss were overstated by $25,005 and $2,347, respectively, as of and for the year ended December 31, 2020. Accordingly, the Company restated its 2020 financial statements to properly reflect these amounts.